Exhibit 99.1

Tidal Provides Update on Business Combination

Vancouver, British Columbia (May 30, 2019) – Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal” or the “Company”) is pleased to announced that MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”) has signed a letter of intent to acquire the world’s largest indoor premium hemp facility, located in Granville, Illinois. In operation since 1978, the greenhouse has been granted its Hemp Grower License and Hemp Processor Registration from the Illinois Department of Agriculture.

Tidal and MichiCann are party to a business combination agreement pursuant to which Tidal will acquire all of the issued and outstanding shares of MichiCann (the “Transaction”). Under the terms of the definitive agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal for each one MichiCann common share, subject to adjustment in certain circumstances, as set out in the definitive agreement. Upon completion of the proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80 per cent and 20 per cent of the resulting company, respectively, on a fully diluted basis, based on the fully diluted share capitalization of each company at the time the transaction was first announced on February 14, 2019. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the resulting issuer, in accordance with the exchange ratio.

Anchored by the Illinois facility, MichiCann intends to establish large-scale production capabilities focused on hemp extraction and product manufacturing within the United States. Management’s experience in creating the first standardized cannabis production facility in Canada will allow it to establish this state-of-the-art Illinois facility as the bellwether for standardization of premium hemp CBD, and CBD-derived medicines and products.

“Strategically located proximal to Chicago, the 3rd largest city in the United States after New York and Los Angeles, and with the state rapidly pushing towards recreational cannabis, this facility will service with tremendous economies of scale both in production and logistics, one of the largest and most important consumer markets in the United States”, said Brendan Purdy interim CEO of Tidal.

Facility Highlights:

•Family-owned 3,612,866 sq. ft. Greenhouse including 451,282 sq. ft. of production and warehouse facilities

•Over 231 acres of land

•175 fulltime employees with over 400 workers at peak season

•Concrete floors

•Operable roof system

•Priva computerization of entire greenhouse

•Ebb and flood watering with 100% water recycling

Additional Information

In connection with the Transaction, Tidal and MichiCann have filed the initial application materials with the Canadian Securities Exchange (the “CSE”) to list the resulting issuer’s common shares. The Transaction remains subject to a number of conditions, including CSE approval and requisite shareholder approval.  The common shares of Tidal are currently halted from trading pending completion of the Transaction.

For further information, please contact:

Tidal Royalty Corp.

Theo van der Linde, Chief Financial Officer

Phone: 604-687-2038

The CSE has neither approved nor disapproved the contents of this news release nor passed upon the merits of any of the transactions described herein, including the proposed Transaction.

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains certain "forward‐looking information" within the meaning of applicable Canadian securities law. Forward‐looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward‐looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward‐looking information contained in this news release includes, but is not limited to: the receipt of all requisite shareholder, regulatory and other consents and approvals, including the approval of the CSE in connection with the proposed Transaction, the satisfaction of the other conditions precedent to the consummation of the proposed Transaction, and the completion of the proposed Transaction, none of which can be assured. Forward‐looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal, that could cause actual events or results of Tidal to differ materially from those expressed or implied in the forward‐looking information. Such factors include: the ability of Tidal and MichiCann to satisfy the conditions precedent for the consummation of the proposed Transaction, including their ability to obtain requisite shareholder and regulatory approvals, and to consummate the same on the proposed terms and schedule, the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal to obtain additional financing, the limited operating history of Tidal, competition and other risks affecting Tidal in particular and the U.S. cannabis industry generally, and the risk factors affecting Tidal disclosed in the listing statement of Tidal available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward‐looking information contained herein. Tidal is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward‐looking information contained herein.

This news release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States.